

December 9, 2024

Tsz Kin Wong
Chief Executive Officer
Powell Max Ltd
22/F., Euro Trade Centre
13-14 Connaught Road Central
Hong Kong

> **Re: Powell Max Ltd**
> **Registration Statement on Form F-1**
> **Filed December 2, 2024**
> **File No. 333-283547**

Dear Tsz Kin Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virginia Tam